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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               ----------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                XTRA CORPORATION
                           (Name of Subject Company)

                                XTRA CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                   984138107
                     (CUSIP Number of Class of Securities)

                               ----------------

                                  LEWIS RUBIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                XTRA CORPORATION
                              200 NYALA FARMS ROAD
                               WESTPORT, CT 06880
                           TELEPHONE: (203) 221-1005

            (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                               ----------------

                                WITH A COPY TO:

                              DAVID A. FINE, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                             BOSTON, MA 02110-2624
                           TELEPHONE: (617) 951-7000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

 (a) Name and Address.

   The name of the subject Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is XTRA Corporation, a corporation formed under the laws of the State of Delaware (the "Company"). The address of the principal executive offices of the Company is 200 Nyala Farms Road, Westport, CT 06880. The telephone number of the principal executive offices of the Company is (203) 221-1005.

 (b) Securities.

   The title of the class of securities to which this Statement relates is the common stock, par value $0.50 per share, of the Company (the "Company Common Stock"). As of July 30, 2001, there were 10,506,973 shares of Company Common Stock outstanding and 1,075,414 shares of Company Common Stock issuable upon exercise of outstanding stock options of the Company.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

 (a) Name and Address.

   The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above.

 (b) Tender Offer.

   This Statement relates to the tender offer by BX Merger Sub Inc. (the "Purchaser"), a corporation formed under the laws of the State of Delaware and a wholly-owned subsidiary of Berkshire Hathaway Inc. ("Parent"), a corporation formed under the laws of the State of Delaware, disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent (the "Schedule TO"), dated August 14, 2001, offering to purchase all outstanding shares of the Company Common Stock at a purchase price of $55.00 per share in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2001 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 30, 2001, among Parent, Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that no later than the fourth business day following the satisfaction or waiver of the conditions set forth in the Merger Agreement (or such earlier date as the parties may agree) the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of Parent and the Purchaser are located at 1440 Kiewit Plaza, Omaha, Nebraska 68131.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference.

   Except as set forth in the response to this Item 3 or in Annex B attached hereto or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or

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understandings and no actual or potential conflicts of interest between the
Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) Purchaser or Parent, or their respective executive officers, directors or affiliates.

   The Merger Agreement. Parent, Purchaser and the Company have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by reference to the Introduction and Sections 1, 11 and 14 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

   The Stockholders Agreement. Parent, Purchaser and certain beneficial owners of Company Common Stock have entered into a Stockholders Agreement dated July 30, 2001 (the "Stockholders Agreement"). A summary of the terms of the Stockholders Agreement is incorporated herein by reference to the Introduction and Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the Stockholders Agreement, which is filed herewith as Exhibit (e)(2) and incorporated herein by reference.

   The Confidentiality Agreement. The Company and Parent entered into a Confidentiality Agreement dated July 24, 2001 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Parent, Purchaser, and all of their respective subsidiaries and representatives agreed to keep confidential certain information provided by the Company or its representatives. The foregoing description is qualified in its entirety by reference to the Confidentiality Agreement, which is filed herewith as Exhibit
(e)(3) and incorporated herein by reference.

  Effects of the Offer and the Merger under Company Option Plans and Agreements Between the Company and its Executive Officers; Certain Other Arrangements.

   Stock Options. The Merger Agreement provides that prior to the Closing Date (as defined in the Merger Agreement), the Board of Directors of the Company (or, if appropriate, any committee administering the Company Option Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Company Stock Options (as defined below) granted under the Company Option Plans, as necessary to provide that each Company Stock Option outstanding, whether vested or unvested, immediately prior to the Effective Time shall be canceled in exchange for a cash payment by the Surviving Corporation immediately following the Effective Time of an amount equal to (i) the excess, if any, of (x) the highest price per share of Company Common Stock to be paid pursuant to the Offer over (y) the exercise price per share of the Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised. All amounts payable pursuant to Company Stock Options shall be subject to any required withholding of taxes or proof of eligibility of exemption therefrom.

   The Merger Agreement provides that the Company Stock Options will terminate as of the Effective Time, and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company will be terminated as of the Effective Time, and that the Company will ensure that following the Effective Time no holder of a Company Stock Option or any participant in any such plan, program or arrangement will have any right thereunder to acquire any capital securities of the Surviving Corporation or of Parent.

     "Company Stock Option" means any option to purchase Company Common Stock granted under any Company Option Plan.

     "Company Option Plans" means the 1991 Stock Option Plan for Non-Employee Directors, the 1987 Stock Incentive Plan, the 1997 Stock Incentive Plan, the Deferred Director Fee Option Plan and the 1998 General Stock Incentive Plan, each as amended.

   Benefit Plans. The Merger Agreement provides that Parent shall, and shall cause the Company to, honor in accordance with their respective terms (as in effect on the date of the Merger Agreement), all employee

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benefit plans (as described in Section 3(3) of the Employee Retirement Income
Security Act of 1974, as amended ("ERISA")) and other benefit plans of the Company; provided, however, that Parent or the Company may amend, modify, or terminate any individual plan in accordance with its terms and applicable law (including obtaining the consent of the other parties to and beneficiaries of such plan to the extent required thereunder).

   For purposes of all employee benefit plans (as defined in Section 3(3) of ERISA) and other employment agreements, arrangements and policies of Parent under which an employee's benefits depend, in whole or in part, on length of service, credit will be given to current employees of the Company for service with the Company prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits.

   Indemnification. From and after the date when directors designated by Parent or Purchaser have been elected to and constitute a majority of the Board of Directors of the Company, Parent shall, and shall cause the Company to, and from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes such prior to the Effective Time, an officer, director, agent, fiduciary or employee of the Company or any of its subsidiaries (the "Indemnified Parties") against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, agent, fiduciary or employee of the Company or any of its subsidiaries whether pertaining to any action or omission existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after the Effective Time ("Indemnified Liabilities"), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby; provided, however, that, in the case of Purchaser and the Surviving Corporation such indemnification shall only be to the fullest extent a corporation is permitted under the Delaware General Corporation Law (the "DGCL"), as applicable, to indemnify its own directors, officers, agents, fiduciaries and employees, and in the case of Parent, such indemnification shall not be limited by the DGCL but such indemnification shall not be applicable to any claims made against the Indemnified Parties if a judgment or other final adjudication established that their acts or omissions were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so deliberated or arise out of, are based upon or attributable to the gaining in fact of any financial profit or other advantage to which they were not legally entitled. Parent, Purchaser and the Surviving Corporation, as the case may be, will pay all expenses of each Indemnified Party in advance of the final disposition of any such action or proceeding to the fullest extent permitted by law upon receipt of any undertaking contemplated by Section 145(e) of the DGCL. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and Parent and Purchaser, (ii) Parent shall, and shall cause the Surviving Corporation to pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) Parent shall, and shall cause the Surviving Corporation to use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Parent, Purchaser or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld.

   Board Representation. Promptly upon the purchase by Purchaser of Shares (as defined in the Merger Agreement) pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent or their affiliates, Purchaser shall be entitled to designate such number of directors, rounded to the nearest whole number, to the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to that number of directors which equals the product of the total number of directors on the Board of Directors of the Company multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent,

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Purchaser or any of their affiliates bears to the total number of shares of
Company Common Stock then issued and outstanding. The Company shall, upon request by Purchaser, promptly increase the size of the Board of Directors of the Company as is necessary to enable Purchaser's designees to be elected to the Board of Directors of the Company in accordance with Section 1.3 of the Merger Agreement and shall cause Purchaser's designees to be so elected; provided, however, that, if Purchaser's designees are appointed or elected to the Board of Directors of the Company, until the Effective Time the Board of Directors of the Company shall have at least two directors who are directors on the date of execution of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (one or more of such directors, the "Independent Directors"); provided further, that if less than two Independent Directors remain, the remaining Independent Director, if any, or if no Independent Directors remain, the other directors, shall designate persons to fill the vacancies who shall not be either officers of the Company or designees, stockholders, affiliates or associates of Parent, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 (a) Recommendation of the Board of Directors.

   At a meeting held on July 30, 2001, the Board of Directors of the Company
(i) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) unanimously determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and (iii) unanimously determined to recommend that the Company's stockholders accept the Offer and tender their shares of Company Common Stock pursuant thereto and approve and adopt the Merger Agreement. This recommendation is based in part on the opinion of Goldman, Sachs & Co. ("Goldman Sachs"), dated July 30, 2001, to the effect that, as of such date, the $55.00 in cash per share of Company Common Stock to be received by the holders of such shares in the Offer and the Merger is fair to such holders from a financial point of view. The opinion of Goldman Sachs contains a description of the matters considered, assumptions made and limitations on the review undertaken by Goldman Sachs in rendering its opinion. The full text of the opinion is set forth in Annex A of this Statement and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Holders of shares of Company Common Stock are urged to carefully read the opinion in its entirety. The opinion of Goldman Sachs does not constitute a recommendation as to whether or not any holder of shares of Company Common Stock should tender such shares in connection with the Offer or how any holder of shares of Company Common Stock should vote with respect to the Merger.

 (b) Background; Reasons for the Board of Directors' Recommendation.

  Background

   The Company assumes no responsibility for the accuracy or completeness of any information contained herein regarding Parent's or Purchaser's discussions with any person other than the Company and its representatives, or regarding any matters involving the executive officers of Parent or Purchaser, other than matters in which the Company or its representatives directly participated. All such information has been provided to the Company by Parent and Purchaser for inclusion herein.

   Beginning in 1994, the Board of Directors of the Company (the "Board") considered a three-part approach for improving shareholder value, consisting of continued investment in the existing business (including product line extensions), pursuit of external growth opportunities and a stock repurchase program. In January 1995, the Board made the first of a series of authorizations to make repurchases of shares of Company Common Stock. Through July 2001, the Company had repurchased approximately 6.9 million shares of Company Common Stock at an aggregate purchase price of approximately $300 million pursuant to the stock repurchase program.

   In March 1998, the Company engaged Goldman Sachs to advise the Company in connection with potential strategic alternatives, including a possible sale of all or a portion of the Company, and authorized Goldman Sachs to inquire whether selected companies would be interested in pursuing a transaction with the Company. Over the next several months, Goldman Sachs contacted over 60 potential buyers to determine their interest in

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a transaction with the Company. Following a detailed due diligence process, the
Company entered into an agreement with an entity formed by Apollo Management
IV, L.P., on behalf of its managed investment funds, and Atlas Capital Partners LLC, an affiliate of Interpool, Inc. (together, "Apollo") to acquire the Company. That transaction was subject to various conditions, including the obtaining of financing by Apollo to pay a significant portion of the acquisition consideration. Following execution of the transaction agreements with Apollo, the United States experienced a period of turbulence in the capital markets for debt facilities. As a result, Apollo was unable to obtain the required financing to complete the transaction and in November 1998, the Company and Apollo mutually agreed to terminate the transaction.

   In April 2000, Julian H. Robertson, Jr., who controls two investment advisers who manage funds that are significant stockholders of the Company, telephoned Warren E. Buffett, chairman and chief executive officer of Parent. Mr. Robertson was responding to a suggestion from Mr. Buffett that the Company might fit well in the Parent's organization. Messrs. Buffett and Robertson discussed in general terms Mr. Robertson's possible interest in selling the shares beneficially owned by his investment advisers. Following this conversation, on several occasions in 2000, Mr. Buffett and Mr. Lewis Rubin, the Company's president and chief executive officer, engaged in informal, preliminary discussions about the possibility of Parent acquiring the Company.

   In late June 2001, Mr. Robertson telephoned Mr. Buffett. Mr. Robertson explained that he was interested in selling the Shares beneficially owned by his two investment advisers. Mr. Buffett expressed an interest in acquiring either the Shares beneficially owned by Mr. Robertson's investment advisers or all of the Shares of the Company.

   On July 3, 2001, after being advised by Mr. Robertson of his discussions with Mr. Buffett, Mr. Rubin telephoned Mr. Buffett, who told Mr. Rubin that Parent would be interested in purchasing either the Shares beneficially owned by Mr. Robertson's advisers or all of the Shares of the Company, if, in either case, the Board would be in favor of the transaction.

   On July 9, 2001, Mr. Rubin and Mr. Buffett spoke again by telephone. Mr. Buffett said that Parent would be interested in acquiring all of the Shares of the Company for $55.00 per Share in cash, with no financing contingency. Mr. Buffett further stated that Parent could quickly negotiate and execute a definitive agreement, and did not need to conduct a due diligence review other than a review of publicly available information. Mr. Rubin inquired whether the $55.00 per Share represented Parent's final and best offer. Mr. Buffett responded that it was Parent's final and best offer. Mr. Rubin indicated that he would informally present the proposal to the Board.

   On July 12, 2001, the Board met telephonically to review Parent's proposal. The Board reviewed the status of Mr. Rubin's discussions with Mr. Buffett. The Board considered the price offered by Parent, the limited contingencies and financial strength of Parent, the likelihood of the transaction closing successfully, the limited interest shown by other parties in acquiring the Company, the benefit of an all cash transaction to the Company's long-term stockholders, the effect of the transaction on the Company's employees and the expectation of a continued challenging economic environment. The Board authorized Mr. Rubin to continue discussions with Mr. Buffett and to retain an investment advisor for the Company.

   On July 13, 2001, Mr. Rubin telephoned Mr. Buffett to tell him that the Board had authorized Mr. Rubin to negotiate with Parent, engage a financial advisor to render a fairness opinion and then return to the Board with a definitive agreement. Parent's legal counsel then contacted the Company's legal counsel to begin preparation of the definitive acquisition documents. During the period from July 13 through July 30, 2001, representatives of the Company and Parent and their respective legal counsel negotiated the terms of the Merger Agreement.

   On July 16, 2001, the Company engaged Goldman Sachs to advise the Company in connection with the acquisition proposal. Mr. Rubin also spoke to Mr. Robertson and informed Mr. Robertson about the proposal. Mr. Robertson indicated that he would support Parent's proposal.

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   On July 17, 2001, Parent's legal counsel contacted Mr. Robertson to indicate that Parent, in connection with agreeing to make a cash tender offer and effect a merger, wanted an agreement from Mr. Robertson and his two investment advisers to tender the Shares beneficially owned by the investment advisers and to grant Parent an option with respect to such Shares. Mr. Robertson asked Parent's legal counsel to negotiate the terms of such an agreement with his legal counsel.

   On July 30, 2001, the Board met to consider Parent's proposal and the detailed terms of the proposed transaction. Mr. Rubin reviewed the negotiations with Mr. Buffett. Mr. Rubin also noted that since the termination of a prior acquisition transaction with Apollo in November 1998, the Company had not received any formal or informal acquisition proposals despite informal discussions with a number of third parties regarding potential transactions. Ropes & Gray, the Company's legal counsel, made presentations to the Board relating to, among other things, the structure of the proposed transaction, the arms-length negotiation of the proposed termination fee, the fiduciary obligations of the Board and the terms of the Merger Agreement relating to the exercise of such duties.

   At the meeting, Goldman Sachs reviewed financial and comparative analyses with respect to the proposed transaction. Goldman Sachs then advised the Board that it was prepared to render an opinion to the Board to the effect that, as of that date, the $55.00 in cash per share of Company Common Stock to be received by the holders of such shares in the Offer and the Merger is fair to such holders from a financial point of view. At the conclusion of the meeting, the Board determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, by unanimous vote approved the Merger Agreement and the transactions contemplated thereby, and determined to recommend that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

   Following the Board meeting on July 30, 2001, Parent, Purchaser and the Company finalized and executed the Merger Agreement. At the same time, Parent, Purchaser and Mr. Robertson (and the entities he controls which beneficially own the Shares) all executed the Stockholders Agreement.

   On July 31, 2001, prior to the opening of trading on the New York Stock Exchange (the "NYSE"), the execution of the Merger Agreement and the Stockholders Agreement was announced in a joint press release by the Company and Parent.

 Reasons for the Board of Directors' Recommendations; Factors Considered

   In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, the Board consulted with its legal counsel and financial advisor and considered a number of factors including, but not limited to, the following:

  1. The arms-length negotiations between the Company and Parent that resulted in the $55.00 per share price, the historical market prices, price to earnings ratios, EBITDA and other multiples, recent trading activity and trading range of the Company Common Stock, including the fact that while the Offer Price represents a premium of only approximately 5.2% over the closing price of the Company Common Stock on the NYSE (the "Closing Price") of $52.30 on July 30, 2001 (the last full trading day prior to the announcement of the Offer and the Merger), the Offer Price represents a premium of 10.6% over the $49.75 average Closing Price during the prior six month period, a premium of 15.9% over the $47.44 average Closing Price during the prior year, and a premium of 22.2% over the $45.02 average Closing Price during the prior two years. The limited trading volume in the shares of Company Common Stock on the NYSE and the fact the Company's repurchases of its stock have constituted a significant and increasing percentage of the aggregate trading volume.

  2. The financial condition, results of operations and cash flows of the Company, including the Company's prospects as an independent company, as well as uncertainties associated with those prospects, particularly as a result of the current worldwide economic conditions.

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  3.  The current status of the industries in which the Company competes and the resources available to the Company and the Company's competitors.

  4. The opinion of Goldman Sachs, dated July 30, 2001, to the effect that, as of such date, the $55.00 per share in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger is fair to such holders from a financial point of view. The full text of the opinion, which sets forth the matters considered, assumptions made and limitations on the review undertaken, is set forth in Annex A to this Statement and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Holders of shares of Company Common Stock are urged to read such opinion carefully in its entirety.

  5. The Board's desire to enable the stockholders of the Company to achieve liquidity with respect to all of their investment in the Company at a fair price and the Board's conclusion that the proposed Merger Agreement with Parent was the best way to achieve such liquidity in the near future.

  6. The fact that since the termination of the transaction with Apollo in November 1998, while the Company had informal discussions with a number of parties about a wide range of possible strategic transactions, including a possible acquisition of the Company, no party other than Parent had presented the Company with either a formal or an informal acquisition proposal.

  7. The results of the exploration by the Company of possible strategic alliance or "stand alone" opportunities for the Company as an ongoing independent, publicly held corporation.

  8. The fact that the Offer and the Merger provide for a prompt cash tender offer for all shares of Company Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Company Common Stock and the fact that the Merger Agreement provides for the payment to employees and other persons holding options to purchase Company Common Stock of an amount equal to the difference between $55.00 and the exercise price of such options.

  9. The fact that Parent's and Purchaser's obligations under the Offer are not subject to any financing condition, and the financial strength of Parent.

  10. The terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement and the provision for payment of all cash with no financing condition.

  11. The Company's determination that the likelihood that an unconditional superior offer could be found was insufficient to justify the risk of delay in proceeding with the favorable transaction with Parent.

  12. The Merger Agreement permits the Board, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal that is reasonably likely to result in a superior proposal and to withdraw its recommendation of the Offer and the Merger in favor of a superior unsolicited acquisition proposal.

  13. The Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior acquisition proposal; provided, that following such termination, the Company must pay Parent a fee of $15 million and up to $1 million of the reasonably documented out-of-pocket fees and expenses incurred by Parent and Purchaser in connection with the Merger Agreement and the transactions contemplated thereby.

  14. The terms and conditions of the Stockholders Agreement pursuant to which investment funds controlled by Mr. Robertson, which beneficially own approximately 30% of the issued and outstanding stock of the Company, would agree, among other things, to tender their shares in the transaction, vote their shares in favor of the Merger and the Merger Agreement, and grant to Parent

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     and Purchaser an irrevocable option to purchase their shares at a price per share equal to the Offer Price or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger.

   The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

 (c) Intent to Tender.

   Parent and Purchaser have entered into a Stockholders Agreement with Tiger Management L.L.C. and Tiger Performance L.L.C. (the "Tiger Advisers") and with Tiger Management Corporation and Julian H. Robertson, Jr. pursuant to which, among other things, the Tiger Advisers have agreed to tender all shares of Company Common Stock owned beneficially or of record by them.

   A summary of the terms of the Stockholders Agreement is incorporated herein by reference to Section 11 of Purchaser's Offer to Purchase, filed herewith as Exhibit (a)(4). The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed herewith as Exhibit (e)(2) and incorporated herein by reference.

   To the Company's knowledge after reasonable inquiry, all of the Company's executive officers and directors currently intend to either (i) tender all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer, or (ii) vote all shares of Company Common Stock held of record or beneficially by them for the approval and adoption of the Merger Agreement. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

   Pursuant to an engagement letter dated July 16, 2001, the Company formally retained Goldman Sachs to act as its exclusive financial advisor in connection with a sale of the Company and to render an opinion to the Board of Directors regarding the fairness, from a financial point of view, of the consideration to be received in such sale by the holders of shares of the Company Common Stock.

   Pursuant to the Company's engagement letter with Goldman Sachs, upon consummation by the Company of a sale of 50% or more of the common stock or assets of the Company in one or a series of transactions, the Company will pay Goldman Sachs a customary transaction fee. The Company has agreed to reimburse Goldman Sachs for certain costs and expenses. In addition, the Company has also agreed to indemnify Goldman Sachs against certain liabilities and expenses arising out of Goldman Sachs' engagement.

   Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   No transactions in shares of Company Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

   Section 14(f) Information Statement. The Information Statement of the Company attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. EXHIBITS.

   The following Exhibits are filed herewith:

 Exhibit
   No.   Description
 ------- -----------

 (a)(1)  Letter to Stockholders of the Company dated August 14, 2001.

 (a)(2)  Opinion of Goldman, Sachs & Co. dated July 30, 2001 (included as Annex
         A to this Statement).

 (a)(3)  Joint Press Release issued by Parent and the Company on July 31, 2001
         (incorporated by reference to the Schedule 14D-9 filed by the Company on July 31, 2001).

 (a)(4) The Offer to Purchase dated August 14, 2001 (incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by Parent and Purchaser on August 14, 2001).

 (e)(1)  Agreement and Plan of Merger, dated as of July 30, 2001, among Parent,
         Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on July 31, 2001).

 (e)(2)  Stockholders Agreement, dated as of July 30, 2001, among Parent,
         Purchaser, Tiger Management Corporation, Tiger Management L.L.C.,
         Tiger Performance L.L.C. and Julian H. Robertson, Jr. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company on July 31, 2001).

 (e)(3)  Confidentiality Agreement, dated as of July 24, 2001, between the
         Company and Parent.

 (e)(4)  The Information Statement of the Company, dated August 14, 2001
         (included as Annex B to this Statement).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          XTRA Corporation

                                                      /s/ Lewis Rubin
                                          By: _________________________________
                                                        Lewis Rubin
                                                      President & CEO

Dated: August 14, 2001

                                                                         ANNEX A

                       [GOLDMAN, SACHS & CO. LETTERHEAD]


PERSONAL AND CONFIDENTIAL

                                          July 30, 2001

Board of Directors
XTRA Corporation
200 Nyala Farms Road
Westport, CT 06880

Gentlemen:

   You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of XTRA Corporation (the "Company") of the $55.00 per Share in cash proposed to be paid by Berkshire Hathaway Inc. ("Parent") in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 30, 2001 (the "Agreement"), among Parent, BX Merger Sub Inc., a wholly-owned subsidiary of Parent ("Purchaser"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $55.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each outstanding Share (other than Shares owned by Parent, Purchaser or any other wholly-owned subsidiary of Parent) will be converted into the right to receive $55.00 in cash.

   Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate or other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as placement agent in connection with the offering of Medium Term Notes of the Company in August 2000 and as the Company's financial advisor in connection with the Agreement. We also have provided certain investment banking services to Parent and its affiliates from time to time and we may provide such services to Parent and its affiliates in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

   In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to the Stockholders and Annual Reports on Form 10-K of the Company for the fiscal years ended September 30, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have also held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity of the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the leasing and retail industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

   We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

   Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $55.00 per Share in cash to be received by the holders of Shares in the Tender Offer and Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                              /s/ Goldman, Sachs & Co.
                                          _____________________________________
                                                 (GOLDMAN, SACHS & CO.)

                                                                         ANNEX B

                                XTRA CORPORATION
                              200 Nyala Farms Road
                               Westport, CT 06880

                               ----------------

                       Information Statement Pursuant to
                    Section 14(f) of the Securities Exchange
                     Act of 1934 and Rule 14f-1 Thereunder

   This Information Statement is being mailed on or about August 14, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of XTRA Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Berkshire Hathaway Inc. ("Parent"), a corporation formed under the laws of the State of Delaware, to a majority of seats on the Board of Directors (the "Board of Directors") of the Company. On July 30, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and BX Merger Sub Inc. ("Purchaser"), a corporation formed under the laws of the State of Delaware and a wholly-owned subsidiary of Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.50 per share, of the Company (the "Shares" or the "Company Common Stock"), at a price per Share of $55.00 in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated August 14, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on August 14, 2001. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Parent, Purchaser, any of their respective subsidiaries, Shares held by the Company as treasury stock, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of
Section 262 of the DGCL) will be converted into the right to receive $55.00 in cash or any greater amount per Share paid pursuant to the Offer.

   The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on August 14, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 14, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 11, 2001, unless the Purchaser extends it.

                                    GENERAL

   The common stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of July 30, 2001 there were 10,506,973 shares of common stock outstanding, of which Parent and the Purchaser own no shares as of the date hereof.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

   The Merger Agreement provides that, promptly upon the purchase of Shares by Purchaser pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent or their affiliates, Purchaser will be entitled to designate a number of the members (the "Purchaser Designees") of the Board of Directors as will give Purchaser representation on the Board of Directors of the Company equal to that number of directors, rounded up to the nearest whole number, which is the product of (a) the total number of directors (giving effect to the directors elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by (b) the percentage that (i) the aggregate number of shares of Company Common Stock beneficially owned by Parent, Purchaser or any of their affiliates bears to (ii) the total number of shares of Company Common Stock then issued and outstanding.

   The Merger Agreement provides that the Company will, upon request of Purchaser, promptly increase the size of the Board of Directors as is necessary to enable the Purchaser Designees to be elected to the Board and, subject to
Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder, will cause the Purchaser Designees to be so elected.

   Notwithstanding the foregoing, if Purchaser Designees are appointed or elected to the Board of Directors, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company nor designees, stockholders, affiliates or associates of Parent (one or more of such directors, the "Independent Directors"); provided, further, that if less than two Independent Directors remain, the remaining Independent Director (if any) or if no Independent Directors remain, the other directors, shall designate persons to fill the vacancies who shall not be either officers of the Company or designees, stockholders, affiliates or associates of Parent, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

   The Purchaser Designees will be selected by Parent and Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Statement.

   The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States.

Name, Age, Principal Occupation and Employment History

                       Present Principal Occupation or Employment, Material
 Name              Age Positions Held During Past Five Years
 ----              --- ----------------------------------------------------
 Warren E. Buffett  70 Mr. Buffett has been Chairman and Chief Executive
                       Officer of Parent since 1970. He is also a director of
                       Parent, The Coca-Cola Company, The Gillette Company and
                       The Washington Post Company. His business address is
                       1440 Kiewit Plaza, Omaha, Nebraska 68131.

 Charles T. Munger  76 Mr. Munger has been a director and Vice Chairman of
                       Parent's Board of Directors since 1978. He is Chairman of the Board of Directors and Chief Executive Officer of Wesco Financial Corporation, Chairman of the Board of
                       Directors of Daily Journal Corporation and a director of Costco Wholesale Corporation. His business address is
                       355 S. Grand Avenue, 34th Floor, Los Angeles, California
                       90071.

 Howard G. Buffett  46 Mr. Buffett is Chairman of the Board of Directors of The
                       GSI Group, a company primarily engaged in the manufacture of agricultural equipment. He is also a director of Parent, Coca-Cola Enterprises, Inc., Lindsay
                       Manufacturing Co. and Mond Industries Inc. His business address is 1004 East Illinois Street, Assumption,
                       Illinois 62510.

 Susan T. Buffett   69 Mrs. Buffett has been a director of Parent since 1991.
                       Mrs. Buffett has not been employed in the past five
                       years. Her business address is 1440 Kiewit Plaza, Omaha,
                       Nebraska 68131.

 Malcolm G. Chace   65 Mr. Chace serves on the board of directors of Parent. In
                       1996, Mr. Chace was named Chairman of the Board of
                       Directors of BankRI, a community bank located in the
                       state of Rhode Island. Prior to 1996, Mr. Chace had been
                       a private investor. Mr. Chace's business address is One
                       Providence Washington Plaza, Providence, Rhode Island
                       02903.

 Marc D. Hamburg    52 Mr. Hamburg has been the Vice President and Treasurer of
                       Parent for more than the past five years. He is also the
                       sole director of Purchaser. His business address is 1440
                       Kiewit Plaza, Omaha, Nebraska 68131.

 Ronald L. Olson    60 Mr. Olson has, for more than the past five years, been a partner in the law firm of Munger, Tolles & Olson LLP.
                       He is also a director of Parent, Edison International,
                       City National Corp., Western Asset Trust, Inc. and
                       Pacific American Income Shares Inc. His business address
                       is 355 S. Grand Avenue, 35th Floor, Los Angeles,
                       California 90071.

 Walter Scott, Jr.  69 Mr. Scott has been Chairman of the Board of Level 3
                       Communications, Inc., a communications and information services company, since 1979. Level 3 Communications was formerly known as Peter Kiewit Sons', Inc., for which, until the spin-off of its construction operations in March 1998, Mr. Scott also served as Chief Executive
                       Officer. Mr. Scott is also a director of Parent, Burlington Resources, Inc., ConAgra, Inc., Valmont
                       Industries, Inc., Commonwealth Telephone Enterprises,
                       Inc. and RCN Corporation. His business address is 1025
                       Eldorado Blvd., Broomfield, Colorado 80021.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Terms of Directors

   The Company's By-Laws provide for no fewer than five directors and no more than twelve, as determined by the Board of Directors. Each person elected to serve as a member of the Board of Directors serves until the next Annual Meeting of Stockholders or until his or her successor is duly elected and qualified.

Directors and Executive Officers

   The directors and executive officers of the Company are as follows:

     Name                   Age Position
     ----                   --- --------
Lewis Rubin (4)...........   63 President, Chief Executive Officer and Director
Jordan L. Ayers...........   42 Vice President, XTRA Intermodal
Jeffrey R. Blum...........   49 Vice President, Planning and Development
William H. Franz..........   50 Vice President, XTRA Lease
Stephanie L. Johnson......   37 Vice President and Treasurer
A. Scott Mansolillo.......   38 Vice President, General Counsel and Secretary
Michael D. Bills
 (1)(3)(4)................   44 Director
H. William Brown (1)(3)...   63 Director
Michael N. Christodolou
 (l)(2)...................   40 Director
Robert B. Goergen (2)(4)..   63 Director
Martin L. Solomon (2)(3)..   64 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating Committee.
(4) Member of the Executive Committee.

LEWIS RUBIN                                                  Director since 1990
XTRA Corporation                                                   President and
200 Nyala Farms Road                                     Chief Executive Officer
Westport, CT 06880

   Since 1990, Mr. Rubin, age 63, has been President and Chief Executive Officer of the Company. From 1988 to 1990, he was a consultant with Lewis Rubin Associates, a consulting firm advising the transportation equipment industry. From 1984 to 1988, Mr. Rubin served as President and Chief Executive Officer of Gelco CTI Container Services, a subsidiary of Gelco Corporation, a diversified international management services corporation, and as an Executive Vice President of Gelco Corporation. From 1981 to 1983, Mr. Rubin was President and Chief Executive Officer of Flexi-Van Corporation, a company engaged in the leasing of intermodal transportation equipment. Mr. Rubin serves as a Director of Hexcel Corp., a company engaged in the manufacture of composite materials.

JORDAN L. AYERS                                                  Vice President,
XTRA Corporation                                                 XTRA Intermodal
200 Nyala Farms Road
Westport, CT 06880

   Mr. Ayers joined the Company in 1994 as Vice President, Sales, XTRA Intermodal and was promoted to Vice President, Sales and Marketing, XTRA Intermodal in 1997. He was elected Divisional Executive Vice President, XTRA Intermodal in 1999. He was elected to his present position in 1999. Mr. Ayers was previously employed by Transamerica Leasing, a major intermodal equipment lessor.

JEFFREY R. BLUM                                                  Vice President,
XTRA Corporation                                        Planning and Development
200 Nyala Farms Road
Westport, CT 06880

   Mr. Blum joined the Company in 1995 as Vice President of Human Resources and became Vice President, Administration and Human Resources in 1996. He was elected to his current position in 1999. Prior to 1995, Mr. Blum served in similar capacities at First Winthrop Corporation from 1993 to 1995 and Signal Capital Corporation prior to 1993.

 WILLIAM H. FRANZ                                                Vice President,
XTRA Corporation                                                      XTRA Lease
200 Nyala Farms Road
Westport, CT 06880

   Mr. Franz was previously employed by two large over-the-road lessors, Transport International Pool and Strick Lease. He joined the Company in 1992 and was elected Divisional Executive Vice President, XTRA Lease in 1993. He was elected to his present position in 1993.

  STEPHANIE L. JOHNSON                                        Vice President and
XTRA Corporation                                                       Treasurer
200 Nyala Farms Road
Westport, CT 06880

   Ms. Johnson joined the Company in January 2000 as Vice President and Treasurer. Previously she was Director of Finance for Cullman Ventures, Inc., a calendar manufacturer, from 1998 to 1999. Ms. Johnson served in various corporate finance positions at General Signal Corporation from 1992 to 1997 and Fortune Brands, Inc. prior to 1992.

 A. SCOTT MANSOLILLO                                             Vice President,
XTRA Corporation                                             General Counsel and
200 Nyala Farms Road                                                   Secretary
Westport, CT 06880

   Mr. Mansolillo joined the Company in January 2000 as Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Mansolillo was previously employed by The Hartford Financial Services Group as Assistant Vice President, Capital Planning and Development from 1998 to 2000, and as Senior Corporate Counsel, Law Department from 1992 to 1998.

MICHAEL D. BILLS                                             Director since 1997
815 Broomley Road
Charlottesville, VA 22901

   Mr. Bills, age 44, teaches at the University of Virginia's McIntire School of Commerce. From 1995 to 1999, Mr. Bills was Chief Operating Officer and Senior Managing Director of Tiger Management L.L.C., an investment management company. From 1991 to 1995, Mr. Bills taught at both the University of Virginia's Darden Graduate School of Business Administration and the McIntire School of Commerce. From 1986 to 1991, Mr. Bills served as Managing Director of Tiger Management L.L.C. Previously, Mr. Bills was employed by Goldman, Sachs & Co. from 1981 to 1986. Mr. Bills currently serves as Director of the India Magnum Fund, an investment fund managed by Morgan Stanley & Co.

H. WILLIAM BROWN                                            Director since 1996
4137 Jackson Drive
Lafayette Hill, PA 19444

   Since 1997, Mr. Brown, age 63, has been Chief Financial Officer of Maritrans Inc., a shipping company engaged in petroleum transportation. From 1992 through 1996, Mr. Brown was Vice President-Finance & Administration and Chief Financial Officer of Consolidated Rail Corporation, then one of the largest railroad companies in North America. From 1986 to 1992, Mr. Brown served as Senior Vice President-Finance of Consolidated Rail Corporation. Previously, Mr. Brown served in various other executive capacities with Consolidated Rail Corporation from 1978 until 1986. Mr. Brown was a member of the Board of Governors of The Philadelphia Stock Exchange until he retired in September 1997.

MICHAEL N. CHRISTODOLOU                                     Director since 1998
Inwood Capital Partners, L.P.
One Galleria Tower 13355 Noel Road, Suite 1050
Dallas, TX 75240

   Since May 2000, Mr. Christodolou, age 40, has been Managing Partner of Inwood Capital Partners, L.P., an investment partnership. From 1993 to 1999, Mr. Christodolou was Director of Equity Investments for Barbnet Investment Co., formerly Thomas M. Taylor & Co., an investment consulting firm providing services to entities associated with the Bass family. From 1988 to 1993, Mr. Christodolou was an investment analyst for Thomas M. Taylor & Co. Mr. Christodolou currently serves as Director of Lindsay Manufacturing Co., a manufacturer of agricultural irrigation systems.

ROBERT B. GOERGEN                                            Director since 1990
Blyth Industries, Inc.
One Weaver Street--First Floor
Greenwich, CT 06831-5118

   Since 1990, Mr. Goergen, age 63, has been Chairman of the Board of Directors of the Company. Since 1976, he has been Chairman of the Board and Chief Executive Officer of Blyth Industries, Inc., a manufacturer and importer of candles and home decorating accessories. Since 1979, Mr. Goergen has been the general partner or president of various Ropart Group entities whose business is investing in securities for their own account. As such, Mr. Goergen serves on the board of directors of several privately-held corporations. In addition, Mr. Goergen serves as a Director of Bionutrics, Inc., a biopharmaceutical company. He is also Chairman of the Board of Trustees of the University of Rochester.

MARTIN L. SOLOMON                                           Director since 1990
2665 South Bayshore Drive, Suite 906
Miami, Florida 33133

   From 1997 until August, 2000, Mr. Solomon, age 64, was the Chairman and Chief Executive Officer of American Country Holdings Inc., an insurance company holding company. At present, he is Co-Chairman of American Country Holdings, Inc. Since 1990, Mr. Solomon has been a private investor. From 1988 to 1990, he was a Managing Director and general partner of Value Equity Associates I, L.P., an investment partnership. From 1985 to 1987, Mr. Solomon was an investment analyst and portfolio manager with Steinhardt Partners, an investment partnership. From 1985 to 1996, Mr. Solomon was a Director and Vice Chairman of the Board of Great Dane Holdings, Inc., a company engaged in the manufacture of transportation equipment, automobile stamping, and the leasing of taxis and insurance. Mr. Solomon serves as a Director of Hexcel Corp., a company engaged in the manufacture of composite materials; Telephone and Data Systems, Inc., a diversified telecommunications service company with established wireless and wireline operations; and MFN Financial Corporation, an installment loan finance company.

Director Compensation

   The Company pays its Directors, other than the Chairman, a monthly retainer of $1,375. The Chairman of the Board is paid a monthly retainer of $5,000. All Directors are paid a fee of $1,250 for each meeting of the Board of Directors attended in person or by telephone. In addition, Committee chairmen and members receive $1,250 for each Committee meeting attended. An additional monthly retainer of $417 is also paid to Committee chairmen. Mr. Rubin, as an officer, does not receive fees for attendance at Committee meetings. Non-employee Directors may elect to defer part or all of their director's fees pursuant to the Company's Deferred Director Fee Option Plan.

Deferred Director Fee Option Plan

   The Company's Deferred Director Fee Option Plan (the "1993 Plan") permits non-employee Directors to choose between receiving their fees from the Company in the form of cash or non-qualified stock options. The option exercise price is 50% of the fair market value of the shares at the time the options are awarded and the amount of shares is determined by dividing the directors' fees by the difference between the exercise price and the fair market value. Messrs. Bills, Brown, Christodolou and Solomon have elected to participate in the 1993 Plan. As of July 31, 2001, there were outstanding under the 1993 Plan options to purchase 20,632 shares of Company Common Stock at an average option exercise price of $22.65. During fiscal year 2000, the following Directors were awarded stock options pursuant to the 1993 Plan:

                                           Securities Underlying
Name                         Date of Grant        Options        Exercise Price
----                         ------------- --------------------- --------------
Michael D. Bills............   12/30/99             403              $21.09
                                1/27/00             754              $21.87
H. William Brown............   12/30/99             557              $21.09
                                1/27/00             983              $21.87
Michael N. Christodolou.....   12/30/99             723              $21.09
                                1/27/00             983              $21.87
Martin L. Solomon...........   12/30/99             676              $21.09
                                1/27/00             983              $21.87

Stock Option Plan for Non-Employee Directors

   The Company has established the 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan"), pursuant to which each of the then-current Directors who was not an employee of the Company (each an "Eligible Director") was awarded options to purchase 4,000 shares of Common Stock upon adoption of the 1991 Plan. The Plan also provides initial grants to newly-elected Directors for options to purchase 4,000 shares of Company Common Stock. Following the initial grant, each person who is an Eligible Director on the day immediately succeeding the day of each annual meeting of stockholders of the Company will receive options to purchase 1,000 shares (subject to the maximum number of shares available under the 1991 Plan) of Company Common Stock on such date. On November 9, 1999, the Board of Directors adopted amendments (the "Amendments") to the 1991 Plan which were approved by the stockholders at the 2000 Annual Meeting of Stockholders. The Amendments to the 1991 Plan (i) increased from 1,000 to 3,000 the number of shares for which options will be awarded annually to Directors, and (ii) increased from 4,000 to 6,000 the number of shares for which options will be awarded to newly-elected Directors. The exercise price of each option granted under the 1991 Plan is 100% of fair market value (as defined in the 1991 Plan) on the date of award. As of July 31, 2001 there were outstanding options to purchase 55,000 shares of the Company Common Stock under the 1991 Plan at an average option exercise price of $47.26. The exercise price of the options for 3,000 shares awarded to each such Director following the 2001 Annual Meeting of Stockholders was $48.13 per share. Options granted under the 1991 Plan become exercisable on the earlier of (i) the first anniversary of the date of grant or (ii) the date immediately prior to the date of the next annual meeting of stockholders following the grant date provided that such date is at least 355 days after such grant date. One Hundred Thousand (100,000) shares have been authorized for delivery upon exercise of options under the 1991 Plan. The 1991 Plan is administered by the Compensation Committee of the Board of Directors.

Meetings of the Board of Directors in Fiscal Year 2000

   The full Board of Directors held six meetings during fiscal year 2000. Each director then serving attended more than 75% of such Board meetings and meetings of all committees of the Board on which he served.

Committees of the Board of Directors

   The Board of Directors has established the following committees to assist it in the discharge of its responsibilities.

   Audit. The primary function of the Audit Committee, none of whose members is an employee of the Company, is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing (1) financial reports and other financial information provided by the Company to any governmental body or the public, (2) the Company's system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established, and (3) the Company's auditing, accounting and financial processes generally. The Board of Directors has established a written charter for the audit committee and such charter has been previously filed with the Securities and Exchange Commission, most recently on the Company's proxy statement filed on Schedule 14A on December 20, 2000. The Committee annually recommends to the Board of Directors the appointment of a firm of independent auditors to audit the financial statements of the Company and meets with such independent auditors, the Company's internal auditor, the Chief Executive Officer (or CEO) and the principal financial, accounting and legal personnel of the Company to review the scope and the results of the annual audit, the amount of audit fees, the Company's internal accounting controls, the Company's financial statements contained in the Company's Annual Report to Stockholders and other related matters. Messrs. Christodolou (Chairman), Brown and Bills currently serve as members. Each of the members of the Audit Committee is independent (as defined in the New York Stock Exchange's listing standards). The Audit Committee held four meetings in the fiscal year ending September 30, 2000.

   Compensation. The Compensation Committee is charged with the duty of review and subsequent recommendation to the Board on matters concerning the individual compensation of the most highly paid employees of the Company and administers certain employee benefit plans. Messrs. Solomon (Chairman), Christodolou and Goergen currently serve as members. The Compensation Committee held four meetings during fiscal year 2000.

   Nominating. The Nominating Committee has authority to recommend potential Board members and the reelection or non-reelection of Directors at the expiration of their respective terms, to present annually a slate of officers for the Board and to make additional nominations as vacancies occur, and to recommend appointments to standing Committees. The Nominating Committee will consider recommendations for Director nominees submitted by stockholders by timely written notice received by the Secretary of the Company in advance of the applicable stockholder meeting. Messrs. Brown (Chairman), Bills and Solomon currently serve as members. The Nominating Committee did not meet during fiscal year 2000.

   Executive. The Executive Committee has authority to act for the full Board of Directors on most matters during intervals between meetings of the Board of Directors. Messrs. Goergen (Chairman), Bills and Rubin currently serve as members. The Executive Committee did not meet during fiscal year 2000.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Compensation Committee of the Board consists of Mr. Solomon, Mr. Christodolou and Mr. Goergen. Each member is a non-employee director. With the exception of the securities beneficially owned by each, none of the members of the Compensation Committee has any direct or indirect material interest in or relationship with the Company outside of his position as a director.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of the Company Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of Company Common Stock and any other of its equity securities. Officers, directors and greater-than-ten-percent stockholders must furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, based on its review of the copies of the reports furnished to it and written representations that no other reports were required, the Company believes that, during fiscal year 2000, the Company's officers, directors and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements.

                                STOCK OWNERSHIP

Security Ownership Of Certain Beneficial Owners And Management

   The following table sets forth certain information as of July 31, 2001 (unless otherwise indicated below) with respect to the beneficial ownership of the outstanding shares of Company Common Stock by (i) all persons owning of record, or beneficially to the knowledge of the Company, more than five percent of the outstanding shares of any class, (ii) each director individually, (iii) the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company during the previous fiscal year and (iv) all directors and officers of the Company as a group. Unless otherwise indicated, the mailing address of each of the persons shown is c/o XTRA Corporation, 200 Nyala Farms Road, Westport, CT 06880.

                                                      Shares        Percent
                                                   Beneficially  Beneficially
Beneficial Owner                                   Owned (1) (2) Owned (1) (2)
----------------                                   ------------- -------------
American Century Companies, Inc.
4500 Main Street
Kansas City, MO 64111............................. 1,065,500 (3)     10.1%

Jordan L. Ayers................................... 15,000               *

Michael D. Bills.................................. 21,925               *

Jeffrey R. Blum................................... 37,800               *

H. William Brown.................................. 12,872               *

Michael N. Christodolou........................... 13,585               *

Dimensional Fund Advisors, Inc.
1299 Ocean Avenue
Santa Monica, CA 90401 ........................... 622,100 (4)        5.9%

William H. Franz.................................. 86,667               *
Robert B. Goergen................................. 57,852 (5)           *
Lewis Rubin....................................... 224,389            2.1%
Michael J. Soja................................... 15,368 (6)           *
Martin L. Solomon................................. 45,184               *

Tiger Management Corporation
101 Park Avenue
New York, NY 10178 ............................... 3,175,594 (7)     30.3%

Westport Asset Management, Inc.
253 Riverside Avenue
Westport, CT 06880 ............................... 1,259,600 (8)     12.0%

All Executive Officers and Directors as a Group,
 including those named above (15 persons)......... 481,122            4.6%

--------
 * Less than 1% of the outstanding common stock.
(1) For purposes of determining beneficial ownership of the Company Common Stock, options exercisable within 60 days of July 31, 2001 have been included as follows: Mr. Ayers--13,750; Mr. Bills--11,925; Mr. Blum-- 35,717; Mr. Brown--12,872; Mr. Christodolou--13,585; Mr. Franz--78,334; Mr.
    Goergen--6,000; Mr. Rubin--166,667; Mr. Solomon--12,882; and all Directors and executive officers as a group--359,232. Nature of beneficial ownership is direct and arises from sole voting and investment power, unless otherwise noted by footnote.
(2) Includes ownership of restricted shares of the Company Common Stock, in the following amounts: Mr. Ayers--1,250; Mr. Blum--2,083; Mr. Franz--4,166; and Mr. Rubin--8,333.
(3) The number of shares reported as held by American Century Companies, Inc. is as of July 10, 2001.
(4) The number of shares reported as held by Dimensional Fund Advisors, Inc. is as of February 2, 2001.
(5) Includes 2,824 shares of Common Stock owned by Mr. Goergen's wife, 700 shares held in trust for the benefit of Mr. Goergen's mother and 10,000 shares held by The Goergen Foundation. Mr. Goergen disclaims beneficial ownership of such shares.
(6) Mr. Soja resigned from his positions as Vice President and Chief Financial Officer as of February 23, 2001. The number of shares listed as held by Mr. Soja is as of that date.
(7) The number of shares reported as held by Tiger Management Corporation is as of August 2, 2001.
(8) The number of shares reported as held by Westport Asset Management, Inc. is as of February 14, 2001.

                             EXECUTIVE COMPENSATION

   The following table shows for the fiscal years ended September 30, 2000, 1999 and 1998 compensation paid or accrued by the Company to (i) its Chief Executive Officer, and (ii) its four other most highly compensated executive officers who were serving as executive officers as of September 30, 2000 (the "Named Executive Officers"):

Summary Compensation Table

                                                                   Long-Term
                                   Annual Compensation        Compensation Awards
                              ------------------------------ ---------------------
                                                             Restricted Securities
Name and Principal                              Other Annual   Stock    Underlying    All Other
Position                 Year  Salary   Bonus   Compensation Awards(1)   Options   Compensation(2)
------------------       ---- -------- -------- ------------ ---------- ---------- ---------------
Lewis Rubin............. 2000 $618,750 $452,740     --            --     200,000       $12,411
 President and Chief     1999  587,500  344,477     --         25,000     75,000        14,250
 Executive Officer       1998  537,500  593,684     --            --         --         14,249

William H. Franz........ 2000  358,750  218,746     --            --     100,000        12,411
 Vice President,         1999  316,250  371,520     --         12,500     37,500        14,250
 XTRA Lease              1998  283,750  232,714     --            --         --         14,249

Michael J. Soja (3)..... 2000  276,250  117,911     --            --      65,000        12,411
 Vice President and      1999  246,250   84,393     --          6,250     18,750        14,250
 Chief Financial Officer 1998  232,150  163,866     --            --         --         14,249

Jordan L. Ayers......... 2000  183,750   31,345     --            --      40,000        11,831
 Vice President,         1999  156,750   94,830     --          3,750     11,250        12,260
 XTRA Intermodal         1998  130,570   53,946     --            --       2,500        11,760

Jeffrey R. Blum......... 2000  216,250   92,301     --            --      65,000        12,411
 Vice President,         1999  185,000   53,335     --          6,250     11,250        14,250
 Planning and            1998  165,000  110,564     --            --       6,000        14,249
 Development

--------
(1) The restricted stock awards vest one-third on each of the first, second and third anniversaries of the date of grant.
(2) The amounts shown for each named officer include matching Company 401(k) contributions and the Company's contribution under its defined contribution 401(k) plan for fiscal year 2000 as follows: Mr. Rubin: $4,800 and $7,611; Mr. Franz: $4,800 and $7,611; Mr. Soja: $4,800 and $7,611; Mr. Ayers:
    $4,375 and $7,456; and Mr. Blum: $4,800 and $7,611.
(3) Mr. Soja resigned from his positions as Vice President and Chief Financial Officer as of February 23, 2001.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

   The table below includes for the individuals named in the Summary Compensation Table certain information concerning individual grants of stock options made during fiscal year 2000.

                                                                      Grant Date
                                       Individual Grants                Value
                          ------------------------------------------- ----------
                          Number of   % of Total
                          Securities   Options    Exercise
                          Underlying  Granted to  or Base             Grant Date
                           Options   Employees in  Price   Expiration  Present
Name                       Granted   Fiscal Year   ($/SH)     Date     Value(1)
----                      ---------- ------------ -------- ---------- ----------
Lewis Rubin..............  200,000        42%      $41.19   11/9/04   $2,892,000
William H. Franz.........  100,000        21%      $41.19   11/9/04    1,446,000
Michael J. Soja..........   65,000        14%      $41.19   11/9/04      939,900
Jordan L. Ayers..........   40,000         8%      $41.19   11/9/04      578,400
Jeffrey R. Blum..........   65,000        14%      $41.19   11/9/04      939,900

--------
(1) This is a hypothetical valuation as of the grant date using a modified Black-Scholes valuation formula pursuant to Commission regulations and does not reflect the actual value of the option awards at any given time. The Black-Scholes model assumed (a) an option term of 5 years, (b) a risk-free interest rate of 5.8% (the yield on 5-year U.S. Treasury securities), (c) a standard deviation of stock-return of 26%, and (d) a dividend yield of 0%. The standard deviation of stock return represents a statistical measure intended to reflect the anticipated fluctuation of price movements over the life of the option.

   AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

   The table below includes for the individuals named in the Summary Compensation Table certain information concerning each exercise of stock options during fiscal year 2000 and the fiscal year-end value of unexercised options.

                                                    Number of Securities
                                                   Underlying Unexercised     Value of Unexercised
                           Shares                  Options at Fiscal Year    In-The-Money Options at
                         Acquired on                         End             Fiscal Year End ($)(1)
                          Exercise      Value     ------------------------- -------------------------
Name                         (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------ ----------- ------------- ----------- -------------
Lewis Rubin.............     --            --       241,667      133,333     $309,084     $491,999
William H. Franz........     --            --       115,833       66,667      136,091      246,001
Michael J. Soja.........     --            --        66,667       43,333       98,147      159,899
Jordan L. Ayers.........     100        $4,660       27,983       26,667       46,687       98,401
Jeffrey R. Blum.........     --            --        54,417       43,333       86,242      159,899

--------
(1) Based on share price of $44.44, which was the closing price for a share of the Company Common Stock on September 29, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Individual Pension Agreement with Mr. Rubin

   On July 1, 1994, the Company entered into an Individual Pension Agreement with Mr. Rubin pursuant to which the Company will pay Mr. Rubin an annual life benefit of $100,000 if he continues to serve as Chief Executive Officer of the Company until age 65. On November 6, 2000, the Company's Board of Directors approved an amendment to the Individual Pension Agreement to increase the amount of the annual life benefit to $200,000. In the event of a Change of Control (as described below), the Company has agreed to pay Mr. Rubin a lump sum payment equal to the present value of such annual benefit in the event his employment with the Company is terminated within the two-year period following the date of the Change of Control. The term "Change of Control" under the agreement generally includes the following events: (i) a person or group becomes the beneficial owner of more than 40% of the voting power of the Company's securities, (ii) a change of control required to be reported under certain provisions of the Securities and Exchange Act of 1934, (iii) a consolidation, merger or other reorganization (other than such a transaction
(a) in which the immediately preceding voting power as amended, continues to represent more than 50% of the voting power thereafter, or (b) in which no person or group would acquire more than 20% of the voting power), or a sale of all or substantially all of the assets of the Company or a plan of liquidation, and (iv) continuing Directors cease to be a majority of the Board of Directors. In the event Mr. Rubin dies while serving as Chief Executive Officer or after he becomes entitled to benefits under the agreement, his surviving spouse, if any, would be entitled to certain survivor benefits. Mr. Rubin would forfeit all benefits in the event he joins the board of directors or becomes an executive officer of a competitor of the Company within two years after the date of termination of his employment with the Company, other than termination following a Change of Control. The transactions contemplated by the Merger Agreement would constitute a Change of Control under the terms of the Individual Pension Agreement. A copy of this agreement has been previously filed with the Commission and is incorporated by reference herein.

Severance Agreements

   On June 18, 1999, the Company entered into amended and restated severance agreements with Messrs. Rubin, Franz and Blum, providing each of them with severance benefits upon certain terminations of their employment with the Company. Such agreements provide that if, within twenty-four months following a Significant Transaction (as described below), the executive's employment with the Company is terminated either by the Company (other than for "cause", as defined in the agreements) or by such executive for "good reason" (as defined in the agreements), the executive would receive a severance payment equal to two times the executive's annual base salary (at the rate in effect immediately prior to the date of termination) and his annualized average bonus amount for the prior two fiscal years and the portion of any year in which the termination occurs. In addition, the agreements provide for the immediate vesting of all bonus awards, stock options, etc. For a period of two years following any such termination of employment, the executive would be entitled to participate in all welfare benefit plans (other than disability) provided by the Company. The term "Significant Transaction" as defined in the agreements generally includes the following events: (i) a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (or, in the case of Mr. Franz, XTRA Lease), unless (a) the voting power immediately prior to such transaction continues to represent 50% or more of the voting power thereafter, (b) no individual or group would acquire 30% or more of the voting power, and (c) at least a majority of the members of the board of directors of the corporation resulting from such transaction were members of the Board at the time of the execution of the initial agreement or of the action of the Board providing for such transaction; or (ii) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company (or, in the case of Mr. Franz, XTRA Lease, other than a liquidation or dissolution of such subsidiary into the Company or any subsidiary of the Company). The severance agreements further provide for a "gross-up" under which, if amounts paid under such agreements would be subject to a federal excise tax on "excess parachute payments," the Company will pay such executives an additional amount of cash so that, after payment of all such taxes by the employee, the employee will have received the amount he would have received in the absence of any such tax. The transactions contemplated by the Merger Agreement would constitute a Significant Transaction pursuant to the terms of the severance agreements. A copy of each of these agreements has previously been filed with the Commission and is incorporated by reference herein.

            REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

   The Audit Committee is composed of Messrs. Christodolou (Chairman), Brown and Solomon. Each of the members of the Audit Committee is independent (as defined in the New York Stock Exchange's listing standards).

   The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial reports and other financial information provided by the Company to any governmental body or the public, the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established, and the Company's auditing, accounting and financial processes generally. The Audit Committee annually recommends to the Board of Directors the appointment of a firm of independent auditors to audit the financial statements of the Company and meets with such independent auditors, the Company's internal auditor, the CEO and the principal financial, accounting, planning and legal personnel of the Company to review the scope and the results of the annual audit, the amount of audit fees, the Company's internal accounting controls, the Company's financial statements contained in the Company's Annual Report to Stockholders and other related matters. A more detailed description of the functions of the Audit Committee can be found in the Company's Audit Committee Charter.

   The Audit Committee has reviewed and discussed with management the financial statements for fiscal year 2000 audited by Arthur Andersen LLP, the Company's independent auditors. The Audit Committee has discussed with Arthur Andersen LLP various matters related to the financial statements, including those matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU 380). The Audit Committee has also received the written disclosures and the letter from Arthur Andersen LLP required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), and has discussed with Arthur Andersen LLP its independence. Based upon such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ending September 30, 2000 for filing with the Commission.

Michael N. Christodolou, Chairman
H. William Brown
Martin L. Solomon

  REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE
                                  COMPENSATION

   The Compensation Committee of the Board of Directors is responsible for the administration of the Company's executive compensation program. The Committee is made up of three Directors who are not employees of the Company. It is responsible for setting the compensation levels of the Company's Chief Executive Officer and other senior executives, including the executives named in the Summary Compensation Table. The Committee is also responsible for the administration of certain compensation and benefit plans. The Committee met four times during fiscal year 2000.

Compensation Philosophy

   The Committee believes that the Company's executive compensation program should attract and retain talented executives. The Committee provides its executives with the opportunity to earn significant compensation if the Company and the individual meet or exceed challenging performance goals. This strategy has helped the Company attract, retain and motivate high quality executives. The Committee periodically reviews a number of independent compensation surveys as guidelines to determine competitive pay practices. The survey data is reviewed directly and is also summarized by independent compensation consultants. Generally, the survey data used is primarily for transportation-related companies of similar size to the Company and based in the United States. However, since the Company's competition for executive talent is not limited to the transportation industry, compensation data for other companies of similar size is also considered. The survey data used to assess the Company's executive compensation includes some companies that are part of the Dow Jones Transportation Index as well as other transportation and non-transportation companies.

   The income tax deductions of publicly traded companies may be limited to the extent total compensation for particular executive officers exceeds $1 million during any year. This deduction limit, however, does not apply to payments which qualify as "performance based." The Committee has reviewed the regulations issued by the Internal Revenue Service and will continue to review the application of these rules to future compensation. However, the Committee intends to continue basing its executive compensation decisions primarily upon performance achieved, both corporate and individual, while retaining the right to make subjective decisions and to award compensation that may or may not meet all of the Internal Revenue Service's requirements for deductibility. The Committee believes that the total compensation provided to the Company's executives is both prudent and competitive. Also, the Committee believes that the program has helped to successfully focus the Company's executive team on increasing Company performance and stockholder value.

Base Salaries

   Base salaries are determined at the discretion of the Committee based on a review of competitive market pay practices, performance evaluations and expected future individual contributions. The Committee uses the median of the range of base salaries from independent compensation surveys to target the Company's base salary levels. However, it also considers an individual's unique position, responsibilities and performance in setting salary levels. In reviewing individual performances, the Committee considers the views of the Chief Executive Officer, Mr. Lewis Rubin, with respect to other executive officers.

   During fiscal year 2000, the Committee increased the base salary levels of senior executives, other than the CEO, on average 15% after the Committee considered, but did not formally weigh, inflation, corporate performance, employee performance and competitive conditions.

Annual Incentives

   Annual incentives are paid primarily through the Company's Economic Profit Incentive Plan (the "Economic Profit Plan"). The Economic Profit Plan's objectives are to enhance commitment to the long-term success of the Company by linking personal financial rewards to the growth in value of the Company, by increasing the Company's Economic Profit (as defined below), and to increase the Company's ability to attract and retain key executives. Under the Economic Profit Plan, annual incentives are determined by establishing target incentive awards based on a percentage of base salary. Actual earned bonus awards are based on corporate performance or divisional performance depending upon the responsibilities of the participant. Corporate and divisional performance is measured by the cumulative growth of Economic Profit and then by comparing the actual Economic Profit against a target Economic Profit as designated by the Committee. The term "Economic Profit" is defined as after-tax operating profit (before interest expense), less a capital charge for all capital invested in the Company or division, as applicable. The term "capital charge" is defined as the Company's weighted average, after-tax, cost of capital, representing a blend of the Company's equity and debt capital cost.

   Earned bonus awards for corporate executives (other than the CEO, Mr. Franz and Mr. Ayers) are determined based on Company performance (weighted 100%). The annual awards for Mr. Franz and Mr. Ayers, each of whom also serves as divisional president, are determined based on Company performance (weighted 25%), and division performance (weighted 75%). The annual award for the CEO is based on Company performance (weighted 100%).

   Annual incentive target awards for the CEO and the other executives named in the Summary Compensation Table range from 30% to 60% of salary. Actual cash awards may be up to 1.5 times the target awards plus 33% of any positive amount in the participant's bonus reserve account, an account maintained for each participant which includes any earned but unpaid bonuses from prior years. This bonus reserve account may also contain a negative balance from prior years, and in such cases the negative amount must be offset against any positive reserve amount. The Committee approved earned bonus awards for the executive officers named in the Summary Compensation Table, other than the CEO, that averaged 108% of the fiscal year 2000 targeted award levels. The annual incentive for the CEO is discussed under the "CEO Compensation" section below.

Long-Term Incentives

   From time to time, the Committee has granted stock options and restricted shares to the Company's executives in order to align their interests with the interests of stockholders. Since stock options are granted at market price, the actual value of the stock options is wholly dependent on an increase in the price of the Company Common Stock. Stock options are considered effective long-term incentives by the Committee because an executive is rewarded only if the value of the Company Common Stock increases, thus increasing stockholder value. In determining grants of stock awards for executives, the Committee has reviewed competitive data of long-term incentive practices at other transportation-related companies and companies of similar size to the Company but in other industries. The Committee also takes into account the level of past stock compensation grants and the value of those grants in determining awards for the Company's executives.

   On November 6, 2000, the Committee recommended the grant of options covering 180,750 shares of the Company's Common Stock to certain key members of senior management. The number of stock awards granted was based on the Committee's review of the individual executive's position and potential within XTRA, and the level of past stock compensation awards granted to the individual executive.

CEO Compensation

   For fiscal year 2000, Mr. Rubin earned an annual incentive award that was 122% of his fiscal year 2000 target annual incentive. The Committee also awarded Mr. Rubin a stock option grant of 75,000 shares of Company Common Stock as part of the November 6, 2000 option awards described above. The awards were determined by the Committee after considering competitive stock award practices as well as Mr. Rubin's individual performance and previous stock compensation awards. In evaluating the CEO's individual performance, the Committee considered, but did not formally weigh, the financial progress that the Company has made as measured by the growth of Economic Profit and earnings per share as well as the factors described above under "Compensation Philosophy".

Martin L. Solomon, Chairman
Michael N. Christodolou
Robert B. Goergen

                               PERFORMANCE GRAPH

   The graph below compares cumulative total stockholder returns for the Company for the preceding five fiscal years with the S&P 500 Stock Index and the Dow Jones Transportation Index. The graph assumes the investment of $100 at the commencement of the measurement period with dividends reinvested.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG XTRA CORPORATION, THE S&P
  500 INDEX AND THE DOW JONES TRANSPORTATION AVERAGE INDEX (FISCAL YEAR ENDING
                              SEPTEMBER 30, 2000)*



                             [Performance Graph]

                                        9/95   9/96   9/97   9/98   9/99   9/00
                                       ------ ------ ------ ------ ------ ------
XTRA CORPORATION...................... 100.00  97.01 132.67 109.72  93.67 104.71
S&P 500............................... 100.00 120.34 169.01 184.30 235.54 266.83
DOW JONES............................. 100.00 107.37 163.91 141.72 157.42 138.35
 TRANSPORTATION AVERAGE

--------
* $100 INVESTED ON 9/30/95 IN STOCK OR INDEX--INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING SEPTEMBER 30.